EXHIBIT 20.1

                          GEORGIAN BANCORPORATION, INC.
               3270 Florence Road, Powder Springs, Georgia  30127
                                  770-943-1400
         11605 Haynes Bridge Road, Suite 575, Alpharetta, Georgia  30004
                                  678-746-5450

January  26,  2004

To  Our  Shareholders:

We plan on providing you with all of the normal reporting information as soon as the audit of 2003 and related materials are completed. That will be several weeks, so this is a preliminary and brief status report on what has been a very busy and exciting time.

On September 5, 2003, we formally began the implementation of our new plan. Having completed a new stock offering of $50,000,000 to very enthusiastic and supportive investors (no investment banking fees were needed to raise this capital), several steps have been taken. The corporate name has been changed to Georgian Bancorporation, Inc., to better align with our bank, Georgian Bank, and reflect our regional market across several counties and parts of the metropolitan area. We restructured the management team and boards of directors and moved quickly to focus on customers and prospects to confirm our new plan assumptions. Because we have had only one full service location, we have not engaged in significant advertising or promotions.

We are pleased to report the results have been very gratifying as our asset base reached $250,000,000 at December 31, 2003. While we do not expect significant profitability in our early strong growth stage, we are also pleased to report we achieved a small profit, $163,000, for the year then ended.

Loan demand is very strong. We have grown the loan portfolio to $217,000,000 at December 31, 2003, and the pipeline report going into 2004 indicated almost $150,000,000 of additional opportunity. For the year, we had no loan losses, at December 31, 2003, we had no loans 30 days past due, and we have built our reserve for possible loan losses to $2,700,000, or 1.25% of total loans excluding those secured by cash or cash equivalents. As our loan portfolio matures in the future, we believe having a strong reserve already established will be to our advantage.

Deposit growth and funding our balance sheet has been a challenge, since we had only one full service location in 2003. Using a variety of products, sources and strategies, we were able to grow deposits to $191,000,000 at December 31, 2003. We have plans and programs in place to continue these efforts and look forward to the benefits our facilities expansion in 2004 will provide in regard to deposit gathering.


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As the information in this letter indicates, we are almost six months ahead of schedule compared to the projections in our private placement memorandum last summer. Our asset base will be about $300,000,000 at January 31, 2004, with indications of continued strong growth. We have been very fortunate to have such a strong acceptance of our stock offering, strong support from many of our investors, an outstanding response from customers and prospective customers, and dedicated and enthusiastic employees. We sincerely thank you all and believe that together we can build a truly unique and successful bank that will benefit our market, our investors and our employees.

Enclosed with this letter is additional information on our progress in several areas. Please feel free to call us with any questions. Also, please remember we need your business and your referrals to reach our mutual goals.

Sincerely,

/s/  Gordon R. Teel

Gordon R. Teel
Chairman and CEO


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